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                            October 29, 2021

       Warren B. Kanders
       Chief Executive Officer
       Cadre Holdings, Inc.
       13386 International Pkwy
       Jacksonville, FL 32218

                                                        Re: Cadre Holdings,
Inc.
                                                            Amendment No. 4 to
Registration Statement on Form S-1
                                                            Filed October 28,
2021
                                                            File No. 333-257849

       Dear Mr. Kanders:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Amendment No. 4 to Registration Statement on Form S-1

       Principal Stockholders, page 93

   1. Please provide us with a detailed legal analysis explaining how you determined that the
                                                        23,450 of your shares
held by Allison Kanders' Roth IRA, the spouse of your Chief
                                                        Executive Officer, Mr.
Warren B. Kanders, and 10,914,381 of your shares held by Maui
                                                        Holdings, LLC, as to
which you disclose Mr. Kanders controls but disclaims beneficial ownership of, are
properly excluded from the aggregate number of shares beneficially owned by Mr. Kanders.
Alternatively, include these shares in the entries for Mr. Kanders in the Principal
Stockholders table and revise your related "controlled company"
                                                        disclosure throughout
your prospectus. Refer to Item 403(a) of Regulation S-K and
                                                        Exchange Act Rule 13d-3
for guidance. Additionally, please note that Rule 13d-3(a) does not qualify the
determination of beneficial ownership with the term "deem" and that
 Warren B. Kanders
Cadre Holdings, Inc.
October 29, 2021
Page 2
       beneficial ownership is not determined based on pecuniary interest. Please revise accordingly.
Exhibits, page II-3

2. We note counsel's legal opinion filed as Exhibit 5.1 relates to the offering of "of up to
       8,214,286 shares    including up to 1,071,429" shares related to the
underwriters
       overallotment option. We further note you are registering 6,634,616 shares of your common stock. Please provide an updated opinion from counsel that refers to the amount of shares being registered.
       You may contact Jeanne Bennett at 202-551-3606 or Lynn Dicker at 202-551-3616 if you
have questions regarding comments on the financial statements and related matters. Please contact David Gessert at 202-551-2326 or Christine Westbrook at 202-551-5019 with any other questions.



                                                            Sincerely,
FirstName LastNameWarren B. Kanders
                                                            Division of
Corporation Finance
Comapany NameCadre Holdings, Inc.
                                                            Office of Life
Sciences
October 29, 2021 Page 2
cc:       Robert L. Lawrence, Esq.
FirstName LastName